Exhibit 12
M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Three Months to June 30,		Year Ended December 31,
(dollars in 000's)	2005	2004	2005	2004	2004	2003	2002	2001	2000
Earnings	$322,345	$251,749	$176,230	$143,379	$675,748	$389,940	$301,072	$286,228	$232,034

Fixed Charges	$28,512	$19,624	$14,805	$10,068	$43,011	$43,977	$27,453	$28,782	$30,844

Earnings to Fixed Charges	11.31	12.83	11.90	14.24	15.71	8.87	10.97	9.94	7.52

Earnings:

Pretax Earnings from Continuing Operations	299,906	234,105	163,977	134,287	636,914	348,223	274,044	255,387	203,201
Add:
Fixed Charges	28,512	19,624	14,805	10,068	43,011	43,977	27,453	28,782	30,844
Less capitalized interest	(21,925)	(15,075)	(11,110)	(7,709)	(32,879)	(26,779)	(21,116)	(22,498)	(24,367)
Add amortization of previously capitalized interest	15,852	13,095	8,558	6,733	28,702	24,519	20,691	24,557	22,356

Total Earnings	322,345	251,749	176,230	143,379	675,748	389,940	301,072	286,228	232,034

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	1,138	768	654	385	1,946	1,967	1,822	2,666	3,115
Interest component of rent expense	3,351	2,322	1,835	1,247	5,462	3,897	2,812	2,253	2,177
Amortization and expensing of debt expenses (1)	2,098	1,459	1,206	727	2,724	11,334	1,703	1,365	1,185
Capitalized interest	21,925	15,075	11,110	7,709	32,879	26,779	21,116	22,498	24,367

Total Fixed Charges	28,512	19,624	14,805	10,068	43,011	43,977	27,453	28,782	30,844

(1)	Year Ended December 31, 2003 includes $9,315 of expenses related to debt redemption.